Exhibit 3(ii)

Amendment to Amended and Restated Bylaws of

eGain Corporation

This Amendment to Amended and Restated Bylaws (this “Amendment”) of eGain Corporation, a Delaware corporation (the “Corporation”), is made as of October 27, 2020, by the Board of Directors of the Corporation and amends the Corporation’s Amended and Restated Bylaws (the “Bylaws”) as follows:

1.  The first paragraph of Article II, Section 1 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“Section 1.  Annual Meetings.  Annual meetings of stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of meeting. Directors shall be elected by a plurality of the votes of the shares of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors, unless otherwise required by express provision of a statute or of the Certificate of Incorporation. The Board of Directors may, in its sole discretion, (a) determine that an annual meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication, or (b) permit participation by stockholders at such meeting, by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law.”

2.  Article II, Section 7 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“Section 7.  Voting.  When a quorum is present at any meeting, the holders of a majority of the shares of the Corporation, present in person or represented by proxy at the meeting and entitled to vote on the subject matter, shall decide any question brought before the meeting other than the election of directors, unless the question is one upon which by express provision of a statute or of the certificate of incorporation a different vote is required in which case such express provision shall govern and control the decision of such question.”